AMERICANA PUBLISHING, INC.
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

September 22, 2005

Ms. Linda Cvrkel
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Re:	Americana Publishing, Inc.
Form SB-2 Filed May 9, 2005
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005
Commission file #: 000-25783

Dear Ms. Cvrkel,

This letter is in response to your letter dated September 19, 2005, received in our office the same day by facsimile, commenting on the following documents: SB-2 filed May 9, 2005, Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005.

Form SB-2 filed May 9, 2005- Management’s Discussion and Analysis

1.
General, page 19-We note from your response to prior comment 2 that you made the requested change to Note 8 in the Form 10-QSB for the period ended March 31, 2005, however, it does not appear that the requested changes have been made to the MD&A section in the Form SB-2 or to Note 8 to the financial statements for the six months ended June 30, 2005 included in the Form SB-2. As such, we reissue our previous comment and request that you revise the MD&A section in the Form SB-2 and Note 8 to the financial statements for the six months ended June 30, 2005 included in the Form SB-2 to disclose the type of expense that was recognized in your statement of operations related to the issuance of restricted stock to Cornell Capital and Newbridge Securities.

The requested changes have been made to the MD&A section of Form SB-2 and to Note 8 of the financial statements of Form SB-2.

Financial Statements for the interim period ended June 30, 2005 included in Form SB-2 and Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005

2.
Financial Statements- We note from your response to prior comment 4 that you have restated the financial statements as of June 30, 2005 to include a loss on debt restructuring from the conversion of the Advantage note. Please revise the balance sheet as of June 30, 2005 and statement of cash flows for the six months ended June 30, 2005 included in the Form SB-2 to present the columns as “restated.” The MD&A Results of Operations sections in both the Form SB-2 and the Form 10-QSB for the period ended June 30, 2005 should be revised to discuss the loss on debt restructuring as it affects the changes in financial results between June 30, 2004 and June 30, 2005. Additionally, please revise your MD&A section included in Form 10-QSB for the period ended June 30, 2005 to discuss the accounting for the Advantage note on page 1 in terms of a correction of an error in previously issued financial statements.

“Restated” has been added to the June 30, 2005 balance sheet and the statement of cash flows of Form SB-2, as requested. The results of operations has been revised to discuss the debt restructuring expense in both the June 30, 2005 Form 10-QSB and Form SB-2. The accounting for the Advantage Note has been added to the June 30, 2005 Form 10-QSB and Form SB-2.

Note 11. Restatement of Financial Statements

3.	Revise to disclose the impact of the restatement on your earnings per share for the three and six months ended June 30, 2005. Refer to the requirements of paragraph 37 of APB 20.

The earnings per share has been revised as requested.

MD&A Liquidity and Capital Resources

4.
We note from your response to prior comment 5 that you have revised the disclosure as requested. However, although we note that Note 10 to the June 30, 2005 financial statements has been revised to include the date and amount of all issuances of common stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions, it appears you have not disclosed how the shares were valued and accounted for in your financial statements. Additionally, it does not appear that you have added any additional disclosure related to these stock issuances to the MD&A section. As such, we reissue our previous comment in part and request that you revise the MD&A section of the Form SB-2 to include disclosure of the date and amount of all issuances of common stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions. Your disclosures in both the MD&A section and Note 10 to the financial statements for the six months ended June 30, 2005 should be revised to explain how each issuance of shares was valued (i.e., based on the market value of the shares on the date of issuance) and accounted for in your financial statements.

We have revised the issuance of all stock transactions to include how the stock was valued and accounted for in the financial statements, as requested.

In addition, pursuant to the Commission’s request, the Company acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority; in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Lovato
George Lovato
President